KARBONPAY

2022 Report

Dear investors,

As we continue to grow and scale, we are constantly looking for new ways to innovate and improve our products and services. We are currently exploring several exciting new opportunities that we believe have the potential to take KarbonPay to new heights, and we are confident that our investors will play a critical role in helping us achieve our goals.

That is why we are writing to request your continued financial support as we embark on this next phase of our journey. As you know, building a successful company requires significant financial resources, and we are committed to leveraging your investment to maximize our growth and impact.

Your continued investment will help us to accelerate our product development efforts, expand our sales and marketing initiatives, and explore new partnerships and opportunities that can help us reach even more customers. With your support, we believe we can achieve our vision of becoming the go-to provider for innovative payroll solutions.

In conclusion, I want to thank you again for your unwavering support of KarbonPay. We are incredibly proud of what we have achieved together thus far, and we are excited about the endless possibilities that lie ahead. With your continued investment, we are confident that we can build a company that not only delivers exceptional value to our customers but also creates significant long-term value for our investors.

We need your help!

We still have a cash shortfall every month, which, although it is getting smaller, does need to be addressed. This is limiting our ability to spend money growing Xmartclock, our subsidiary company which is already significantly profitable but is being used to fund the operations of KarbonPay.

If we had access to more funding to focus on growing Xmartclock as well as developing KarbonPay, we could deliver even more value.

Sincerely,

Brad Price

Founder & CEO

Our Mission

In five years, we plan to be operational in ~25 countries, as a primary payroll provider. We hope to have integrations with the biggest and best HR and accounting software tools in order to provide customers with the most seamless, automated payroll experience. These projections cannot be guaranteed.

See our full profile

How did we do this year?

Report Card

C+

The Good

- We started generating revenue
- Our subsidiary, Xmartclock turned a significant profit
- We received a purchase offer for Xmartclock which was 200% higher than purchase price, showing that we have grown the company/

The Bad

- Some client onboarding negotiations took longer than usual
- We had to let go some staff
- Didn't hit our profitability goals

2022 At a Glance

January 1 to December 31

$132,624 +14X	$204,186 [72%]	$144,267 +172%
Revenue	Net Profit	Short Term Debt

$412,092	$45,000

Raised in 2022 | Cash on Hand As of 04/27/23

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Automating global payroll in the cloud

We have worked in global payroll for the last 5 years so we have deep knowledge of the problems, and how to solve them. We have a customer base all over the world coming from our payroll services work

KarbonPay automates the calculations of payroll data, across multiple countries and languages.

In five years, we plan to be operational in ~25 countries, as a primary payroll provider. We hope to have integrations with the biggest and best HR and accounting software tools in order to provide customers with the most seamless, automated payroll experience. These projections cannot be guaranteed.

Milestones

KarbonPay, Inc. was incorporated in the State of Texas in December 2019.

Since then, we have:

- We have copmleted our second acquisition

- Profitable SaaS with $2.5mm ARR and 30% EBIDTA margins

- Running payroll for more than 275,000 employees every month

- 80% gross profit margins

- Have run over $42m worth of payroll since inception

Historical Results of Operations

Our company was organized in December 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $132,624 compared to the year ended December 31, 2021, when the Company had revenues of $8,514. Our gross margin was 84.83% in fiscal year 2022, compared to -39.03% in 2021.

- *Assets*. As of December 31, 2022, the Company had total assets of $967,364, including $37,071 in cash. As of December 31, 2021, the Company had $274,856 in total assets, including $29,330 in cash.

- *Net Income*. The Company has had net income of $204,186 and net income of $719,728 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.

- *Liabilities*. The Company's liabilities totaled $436,305 for the fiscal year ended December 31, 2022 and $304,623 for the fiscal year ended December 31, 2021.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $249,000 in debt and $429,002 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 7 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

KarbonPay, Inc. cash in hand is $45,000, as of April 2023. Over the last three months, revenues have averaged $15,000/month, cost of goods sold has averaged $1,000/month, and operational expenses have averaged $40,000/month, for an average burn rate of $26,000 per month. Our intent is to be profitable in 6 months.

We are in the process of onboarding a client expected to bring $20k MRR which will deliver profitability by late 2023. The group however is profitable.

We are in the process of onboarding a client expected to bring $20k MRR which will deliver profitability by late 2023

We are not yet profitable as we continue to push for growth but should be profitable by late 2023.

For additional capital outside of this offering, we have cash on hand as well as investors via WeFunder.

Projections mentioned above are forward-looking and cannot be guaranteed.

All projections in the above narrative are forward-looking and not guaranteed.

Net Margin: 154% | Gross Margin: 85% | Return on Assets: 21% | Earnings per Share: $40,837.20 | Revenue per Employee: $12,057 | Cash to Assets: 4% | Revenue to Receivables: ~ | Debt Ratio: 45%

KarbonPay_2022_Consolidated_Finances.pdf | Footnotes_Template__2_.docx | Template_-_Statement_of_Changes_in_Equity.xlsx | KarbonPay.pdf | KarbonPay_2021_Independent_Audit_Report__1_.pdf | KarbonPay_2020_2021_Company_Prep_Statements.pdf | Karbon_Pay_Financials_and_CPA_Audit_Report_2019_and_2020__1_.pdf

We ❤ Our
690 Investors

Thank You For Believing In Us

Arthur Robert Kleifgen
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CHIRAGKUMAR BABARIYA
Isabell Trutt
Noah Cole
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Tiki Nelson
Vishikh Chandramohanan ...
Franklin E. Powers, Jr.
Andrew Henke
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Thank You!

From the KarbonPay Team



Brad Price
Founder & CEO



Darius Franken
Senior Software Developer / Team Lead

Diploma in Software Engineering and a Microsoft Certification for Developing Web Applications. 15 years dev experience building various products and has led diverse development teams. He has spent 5 years designing and building Payroll systems.



Andy Sahl
Sales Lead

An experienced technology sales leader and passionate team builder. Previously Andy was the first salesperson at a SaaS startup in workforce metrics that had a successful exit.



Kyle Pearce
EMEA Ops Admin

Kyle brings combined operational experience in customer support, team management, operations administration and project management to the team. He has been instrumental in ensuring the KarbonPay operations run smoothly.



Kieran Rosenberg
Automated QA

Kieran received his Microsoft Certified Software Developer diploma from CTU, and has also earned multiple certificates on SCRUM and management. Kieran has made significant strides in the Automation space, running his own automation teams.

G

Gareth Price

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Bradley S Price	CEO @ KarbonPay, LLC	2019

Officers

OFFICER	TITLE	JOINED
Bradley S Price	CEO	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Bradley S Price	4,030,364 Common Stock	78.7%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
01/2020	$5,000		Other
03/2020	$165,000	Unit	Regulation D, Rule 506(b)
05/2020	$220,000		Section 4(a)(2)
12/2020	$24,000		Other
09/2021	$732,281		4(a)(6)
01/2022	$264,002	Common Stock	Regulation Crowdfunding
12/2022	$148,090		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUTSTANDING	INTEREST	MATURITY	CURRENT?
Fingo HR	01/07/2020	$5,000	$5,000	0.0%	12/31/2022	Yes
Multiple sources	05/31/2020	$220,000	$176,771	0.0%	05/31/2024	Yes
Fingo HR	12/01/2020	$24,000	$0	0.0%	01/31/2021	

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred Shares	3,000,000	0	Yes
Common Shares	30,000,000	5,123,826	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	
Options:	

Risks

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Lack of Diversification. The Company intends to only invest in the Software. If the Software is unsuccessful, the Investor Members will have no other means to recover their investment.

Restrictions on Transfer. Investors should be fully aware of the long term nature of their investment in the Company. Each Investor Member will be required to represent that he is purchasing the Units for his own account for investment purposes and not with a view to resale or distribution. The Units will not be registered under the Securities Act or under state securities law by reason of specific exemptions the availability of which is based in part upon the investment intent of each Investor Member. The Units are not readily transferable and no transfer of an Investor Member's Unit may be made if such transfer violates federal or state securities laws or affects the status of the Company for federal income tax purposes either by termination of the Company or by causing it to be classified as a corporation or association.

If, as a result of some change in circumstances arising from an event not now contemplated, an Investor Member wishes to transfer his Units, such Investor Member will in all likelihood find no market. In addition, an Investor Member may incur substantial adverse tax consequences upon any disposition of his Units. A transfer by an Investor Member must be approved by 66.67% of the Members. The remaining Members have a right of first refusal in the event an Investor Member chooses to sell his Investor Member interests to a third party. These restrictions on transferability inhibit the ability of an Investor Member to freely dispose of his Investor Member interests.

Uninsured Risks. There may be liabilities to which the Company is exposed that could result in uninsured liabilities to third parties reducing or eliminating Company funds available for development of the Software. Because the Investor Members are Members in the Company, Investor Members should not have any liability for the obligations of the Company past the Investor Members' initial investment in the Company.

Duties and Responsibility of Manager. The Manager is accountable to the Investor Members and has a duty to exercise good faith and to deal fairly with the Investor Members in handling Company affairs. The Company Agreement contains provisions which are intended to limit the liability of the Manager for any act or omission within the scope of the authority conferred upon him by the Company Agreement if it is determined in good faith that such course of conduct was (a) undertaken in good faith and (b) did not constitute gross negligence or misconduct.

Reliance upon Management and Others. The activities of the Company will be at the sole discretion of the Manager. Investors should be prepared to rely completely and exclusively upon our management's judgment in regard to the investment of the Company's capital. The Manager has broad discretion with respect to operations of the Company's affairs since the Manager will have the greatest understanding of the Company.

Limited Capitalization. The initial capitalization of the Company will be funded entirely by the sale of Units. Thus, the financial ability of the Company to perform the activities contemplated herein is singularly dependent upon the total and timely receipt by the Company of these funds.

Absence of Operating History. The Company is a newly formed legal entity with no operating history. Investors should not place any undue weight upon the track record or prior performance of any person or entity when making their investment decision.

General Economic Trends. Although we think there is a demand for software similar to what we propose to develop, there can be no assurance that future economic downturns will not negatively affect the public's demand for our Software. Because our Software will be specifically designed for multinational companies, world events may affect our business more directly than if we focused on only one country.

Competition. We are confident we can develop Software that is superior to the payroll software currently available. However, other, better capitalized companies may decide to devote more resources to resolving the issues associated with payroll which may negatively affect our ability to obtain and retain customers.

Software Development Business. The software development business is extremely competitive. Especially given that we expect to conduct business in various countries, there can be no assurance that the Software we develop is not copied or otherwise used by a competitor. To protect against these contingencies, we are developing our Software without the use of any shared or open architecture and we are contractually requiring our developers to refrain from using our Software or the intellectual property developed in connection with our Software for anyone else. Still, there can be no assurance our Software will be successful or if successful, that it will not be copied.

Talented programmers are in high demand. Although we have a contract in place whereby our Software will be developed, there can be no assurance that we will be able to hire talented developers who may instead choose to work for another, more profitable project.

Marketing Efforts. Development of our Software is only the first step in the potential success of our Company. To actually monetize our Software will require an aggressive marketing campaign. We are confident the relationship our Manager enjoys with other companies through his HR business will benefit our marketing efforts but to truly achieve the economic success we hope to enjoy, we will need to hire talented marketing personnel. As with all service industries, talented marketing personnel is hard-to-find and there can be no assurance that we can hire marketing professionals who can successfully promote our Software.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated Investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

KarbonPay, Inc.

- Texas Corporation
- Organized December 2019
- 11 employees

3400 N Central Expy
Ste 110-289
Richardson TX 75081

http://karbonpay.com

Business Description

Refer to the KarbonPay profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

KarbonPay is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.